Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

16th October 2003

Securities and Exchange Commission
Office of International Corpora[redacted]
Division of Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Mr George Ho is a Director, of the following Director's share transaction:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
George Ho	Acquisition of HKLH ordinary shares	15/10/2003	24,000	US$1.64

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary